SECU 09058755 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale (City) Arizona (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Baker, Chief Financial Officer (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walker & Armstrong LLP
(Name – *if individual, state last, first, middle name*)

4000 North Central Avenue, Suite 1100 (Address) Phoenix (City) Arizona (State) 85012 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

OFFICIAL SEAL
DIXIE MILLER
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires April 11, 2012

Notary Public

Signature

Vice President/Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)

www.wa-cpas.com

Independent Auditor's Report

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership ("the Partnership") as of December 31, 2008 and for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934:

- Statement of Financial Condition
- Statement of Income
- Statement of Changes in Partners' Capital
- Statement of Cash Flows

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Partnership as of December 31, 2007 and for the year then ended, were audited by other auditors whose report dated February 26, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting those amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2008, and the results of the operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Walker & Armstrong LLP

Phoenix, Arizona
February 17, 2009

United Planners' Financial Services of America, A Limited Partnership
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 4,639,141	$ 3,738,381
Commissions receivable	1,012,420	1,336,781
Commissions receivable from affiliate	-	92,907
Property and equipment, net	241,612	244,239
Security deposits	100,000	100,000
Due from affiliate, net	-	38,794
Other assets	644,542	667,931
Total assets	$ 6,637,715	$ 6,219,033
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$ 1,133,286	$ 1,489,530
Accounts payable	46,715	55,263
Other accrued liabilities	790,500	393,939
Total liabilities	1,970,501	1,938,732
Partners' Capital		
General partner	2,830,604	2,389,310
Limited partners	1,836,610	1,890,991
Total partners' capital	4,667,214	4,280,301
Total liabilities and partners' capital	$ 6,637,715	$ 6,219,033

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Income
Years ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions	$ 36,662,945	$ 41,767,538
Other	1,202,435	1,410,402
Investment	89,909	229,130
Total revenues	37,955,289	43,407,070
Operating Expenses		
Commissions	30,864,869	35,474,304
Employee compensation and benefits	3,946,814	4,321,664
Ticket charges	456,504	424,498
General and administrative	433,120	338,151
Office	403,552	401,081
Rent	334,854	426,327
Advertising and sales	302,222	266,649
Professional services	123,715	128,598
Other	113,104	219,045
Depreciation	75,024	73,603
Total operating expenses	37,053,778	42,073,920
Net income	$ 901,511	$ 1,333,150

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Changes in Partners' Capital
Years ended December 31, 2008 and 2007

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2007	$ 1,666,312	$ 1,584,142	$ 3,250,454
Contributions	650,000	-	650,000
Distributions	(550,000)	(403,303)	(953,303)
Net income - preferred return	88,315	56,648	144,963
Net income - residual allocation	534,683	653,504	1,188,187
Balance - December 31, 2007	2,389,310	1,890,991	4,280,301
Distributions	-	(514,598)	(514,598)
Net income - preferred return	119,465	66,870	186,335
Net income - residual allocation	321,829	393,347	715,176
Balance - December 31, 2008	$ 2,830,604	$ 1,836,610	$ 4,667,214

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Cash Flows
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 901,511	$ 1,333,150
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	75,024	73,603
Changes in assets and liabilities:		
Commissions receivable	324,361	(260,564)
Commissions receivable from affiliate	92,907	(21,652)
Due from affiliate, net	38,794	(38,794)
Other assets	4,774	(42,897)
Commissions payable	(356,244)	(187,804)
Accounts payable	(8,548)	(8,856)
Other accrued liabilities	396,561	(1,649,541)
Due to affiliate, net	-	(239,456)
Net cash provided by (used for) operating activities	1,469,140	(1,042,811)
Cash flows from investing activities:		
Purchase of property and equipment	(72,397)	(86,564)
Payments received on notes to representative	18,615	24,515
Net cash used for investing activities	(53,782)	(62,049)
Cash flows from financing activities:		
Partners' capital distributions	(514,598)	(953,303)
Partners' capital contributions	-	650,000
Net cash used for financing activities	(514,598)	(303,303)
Increase (decrease) in cash and cash equivalents	900,760	(1,408,163)
Cash and cash equivalents - beginning of year	3,738,381	5,146,544
Cash and cash equivalents - end of year	$ 4,639,141	$ 3,738,381

The accompanying notes are an integral
part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has been amended and restated since then. The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation while the limited partners consists of participating brokers who are also independent contractors of the partnership.

Effective January 1, 2008, the Corporation became a wholly owned subsidiary of Western Financial Holdings, LLC which is owned by three current Partnership executives. From June 20, 2007 through December 31, 2007, the Corporation was wholly owned by Pacific Select, LLC. Prior to June 20, 2007, the Corporation was a wholly owned subsidiary of Pacific Select Group, LLC.

The Partnership was established to conduct the business of a broker dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Note 2 – Summary of Significant Accounting Policies - Continued

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable

Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with sale of financial products.

Fair Value of Financial Instruments

The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short-term maturity of those instruments.

The fair value of the Partnership's financial assets measured on a recurring basis is based on quoted prices in active markets for identical assets that the Partnership has the ability to access.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Security Deposits

Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets

Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. The carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customer's securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions and Income From Principal Transactions

The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various investment and insurance companies, records commission income when earned as specified under the participating agreements. Commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes

The Partnership's taxable income (loss) is allocated to the partners; accordingly, no expense or benefit for income taxes is reported in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the years ended December 31, 2008 and 2007, the Preferred Return was $186,335 and $144,963, respectively.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets, liabilities, revenues, and expenses as of and for the years then ending. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies - Continued

Reclassifications

Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation. These reclassifications had no effect on partners' capital or changes in partners' capital for the year ended December 31, 2007.

Note 3 – Property and Equipment

Property and equipment as of December 31, 2008 and 2007 are as follows:

	2008	2007
Equipment	$ 384,697	$ 401,880
Leasehold improvements	31,342	29,440
Furniture	296,593	250,052
Computer software	29,149	28,497
Total	741,781	709,869
Less accumulated depreciation	500,169	465,630
Property and equipment, net	$ 241,612	$ 244,239

Note 4 – Notes Receivable

Included in other assets is a note receivable with a balance totaling $34,018 and $52,633 at December 31, 2008 and 2007, respectively, that the Partnership has issued to a representative. The original note required monthly payments of principal and interest totaling $4,000 with interest at the prime rate plus 2% (9.25% at December 31, 2007), adjusted on a quarterly basis for changes in the prime rate. On September 12, 2008, the note was modified to reduce the monthly principal and interest payments to $2,000 with interest accruing at the prime rate (4.00% at December 31, 2008).

Note 5 – Employee Benefit Plans

Year ended December 31, 2008

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2008, the Partnership matched 75% of employee contributions, up to a maximum of 7% of eligible employee compensation and up to the Internal Revenue Service's maximum allowable amount. The Partnership's share of contributions to the Plan was $114,998 for the year ended December 31, 2008.

Year ended December 31, 2007

Prior to 2008, the Partnership's employees were eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the year ended December 31, 2007, the Partnership contributed $64,242 to the Pension Plan. As part of the sale of the Partnership, the Pension Plan with Pacific Life was terminated.

Also, prior to 2008, eligible Partnership employees participated in a deferred compensation plan provided by the Partnership. This plan permitted certain employees to defer portions of their compensation and earn interest, as determined annually, on the deferred amount. On December 31, 2007, as a condition of the sale of the Partnership, the Partnership transferred the deferred compensation liability to Pacific Life through a cash payment in the amount of $757,062. The payment represented the deferred compensation liability as of December 21, 2007, of $1,251,962 less the associated Corporation deferred tax asset of $494,900.

Note 6 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less nonallowable assets and applicable haircuts. As of December 31, 2008 and 2007, the Partnership had regulatory net capital of $3,619,067 and $3,201,970, which was $3,487,700 and $3,072,721 in excess of its required net capital of $131,367 and $129,249, respectively. As of December 31, 2008 and 2007, the Partnership's aggregate indebtedness was 0.54 and 0.61 times its net capital, respectively.

Note 7 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 8 – Related-Party Transactions

Year ended December 31, 2008

The Partnership reimbursed Western Financial Holdings, LLC (WFH) for certain employee benefits and technology use charges totaling $107,350 for the year ended which are reported as a component of operating expenses.

Year ended December 31, 2007

For the year ended December 31, 2007 the Partnership was involved in certain related party transactions with Pacific Life and Pacific Select, LLC (PS), the former owners of the Corporation, the General Partner.

Pacific Life and PS paid certain expenses on the Partnership's behalf. As of December 31, 2007, the balance due to affiliate for reimbursement of such expenses was $16,206. For the year ended December 31, 2007 total reimbursements were $5,454,418, which are reported as a component of operating expenses.

Commissions totaling $424,228 for the year ended December 31, 2007, were earned through sales of Pacific Life products. Total commissions receivable due from Pacific Life was $92,907 as of December 31, 2007.

The Partnership also received product allowances from Pacific Life for selling its variable life products. Such product allowances were $27,496 for the year ended December 31, 2007.

The Partnership also received sponsorship fees from Pacific Life to cover the expenses that the Partnership incurred for planning and organizing business and educational conferences and other marketing activities. The total sponsorship fees received by the Partnership from Pacific Life totaled $214,358 for the year ended December 31, 2007. The balance due from affiliate for sponsorship fees totaled $55,000 at December 31, 2007.

Note 9 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation are not likely to be material to the financial position or results of operations of the Partnership.

Note 10 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the registered representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 11 – Commitments

The Partnership leases its office space under an operating lease agreement expiring on March 31, 2015. Also, during 2007, the Partnership leased certain equipment under operating lease agreements. The Partnership's rent expense was $334,854 and $426,327 for the years ended December 31, 2008 and 2007 respectively, under these agreements. The following are future minimum lease payments on its noncancelable operating lease:

	Amount
2009	$ 308,846
2010	316,956
2011	325,066
2012	333,176
2013	341,285
Thereafter	437,251
Total	$ 2,062,580

Supplemental Information

United Planners' Financial Services of America, A Limited Partnership
Supplemental Schedule of Computation of Net Capital
Year ended December 31, 2008

Net Capital:	
Total partners' capital qualified for net capital	$ 4,667,214
Deductions - nonallowable assets:	
Property and equipment, net	241,612
Other nonadmitted assets	669,373
Total deductions	910,985
Net capital before haircuts	3,756,229
Less haircuts:	
Haircuts	66,318
Deductions under Rule 3020	70,844
Total haircuts	137,162
Net Capital	$ 3,619,067
Aggregate indebtedness	$ 1,970,501
Minimum capital required	$ 131,367
Net capital in excess of minimum capital required	$ 3,487,700
Ratio of aggregate indebtedness to net capital	0.54 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's FOCUS report, Part IIA, Form X17a-5 as of December 31, 2008.

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)

www.wa-cpas.com

Supplemental Report on Internal Control

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America (the "Partnership"), as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Partnership's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Walker & Armstrong LLP

Phoenix, Arizona
February 17, 2009

United Planners Financial Services' of America,
A Limited Partnership
SEC I.D. No. 8-38485

Financial Statements and Supplemental Schedule and Report on Internal Control

As of December 31, 2008 and 2007 and for the Years then Ended